CIBT EDUCATION GROUP INC.

International Head Office:

Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cibt.net Web: www.cibt.net

TSX.V: CPT

April 8, 2008

OTC.BB (US): CBTGF

CIBT Received Amex Listing Approval

CIBT Education Group Inc. (TSXV: CPT; OTC.BB (US): CBTGF) reports that it has received approval from the American Stock Exchange (“Amex”) to list its common shares on the exchange under the symbol MBA. CIBT’s common shares are expected to commence trading on the Amex on Friday, April 11, 2008.  Amex’s approval is contingent upon CIBT being in compliance with all applicable listing standards on the date it begins trading on the Amex, and may be rescinded if CIBT is not in compliance with such standards.  Concurrent with its first trade on Amex CIBT will no longer be quoted on the OTC Bulletin Board.

“We look forward to extending our reach to US and global shareholders via our listing on the American Stock Exchange,” commented Toby Chu, President and CEO of CIBT.  “Through wider distribution and increased exposure on the capital markets, we look forward to fulfilling our vision in becoming a prominent global education player with a niche focus in Asia.”

About the American Stock Exchange:

The American Stock Exchange (Amex) offers trading across a full range of equities, options and exchange traded funds (ETFs), including structured products and HOLDRSSM. In addition to its role as a national equities market, the Amex is the pioneer of the ETF, responsible for bringing the first domestic product to market in 1993. Leading the industry in ETF listings, the Amex lists 384 ETFs to date. The Amex is also one of the largest options exchanges in the U.S., trading options on broad-based and sector indexes as well as domestic and foreign stocks.

About CIBT Education Group Inc.:

CIBT is an education management and investment company with a special focus on the global education market.  Its two subsidiaries, CIBT School of Business & Technology Corp. and Sprott-Shaw Community College possess a combined operating history of over 118 years in China and Canada’s education sectors.  CIBT owns and operates a network of 44 business and language colleges with a presence in Canada, China, Vietnam, Jordan and the Philippines.  CIBT delivers North American and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, and career/vocational programs through its network of campuses across China and Canada.  In 2006, CIBT initiated plans to aggressively expand its business presence to over 50 CIBT teaching locations in China by 2010 and to establish schools in other parts of Asia including South Korea, Thailand, Malaysia and India.

CIBT Education Group Inc.

/s/ Toby Chu

Toby Chu

President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* Email: info@cibt.net

Legal Notice Regarding Forward-Looking Statements: "Forward-looking Statements" as defined in the Private Securities Litigation Reform Act of 1995 may be included in this news release. These statements relate to future events or CIBT’s future financial performance. These statements are only predictions and may differ materially from actual future results or events. CIBT disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise. There are important risk factors that could cause actual results to differ from those contained in forward-looking statements, including, but not limited to risks associated with changes in general economic and business conditions, actions of CIBT’s competitors, the extent to which CIBT is able to develop new services and markets for their services, the time and expense involved in such development activities, the level of demand and market acceptance of their services and changes in our business strategies.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.